FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 28, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, June 28, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Payment request under loan
granted by Repsol YPF Tesorería y
Gestión Financiera, S.A.

Dear Sirs:

 The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that YPF S.A. has received a notice from Repsol YPF Tesorería y Gestión Financiera, S.A. (hereinafter, the "Lender") by which the Lender requests the payment of the principal, together with accrued interest, of the loan granted under the credit agreement executed by YPF S.A. and the Lender on August 3, 2011 in the principal amount of U.S.$125,000,000, the maturity of which was scheduled for November 4, 2013.

As a consequence of such request, YPF S.A. shall make payment immediately of the loan in whole, in accordance with the abovementioned agreement. YPF S.A. clarifies that: (i) it does not agree with the interpretation or the application of the clauses invoked by the Lender and (ii) such payment shall be made, giving priority to the global interests of YPF S.A., even though the Lender has not complied with the formalities required for notices given under the agreement.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 28, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer